SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Talon Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

40963P105
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

July 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40963P105	Page 2 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,127,415+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,127,415+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,127,415+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.5% (see Item 5)
14	TYPE OF REPORTING PERSON* PN
+Represents the number of shares of common stock, par value $0.001 (the “Common Stock”), of the Company  into which the shares of the Company’s Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”), the Company’s Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred”) and the Series A-3 Convertible Preferred Stock (the “Series A-3 Preferred”) beneficially owned by the Reporting Person are convertible as of July 3, 2012. Giving effect to accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred is convertible into approximately 160 shares of Common Stock, which is determined by dividing (x) the sum of (i) the stated value of $100 per share plus (ii) the accretion thereon by (y) an effective conversion price of $0.736 per share. Giving effect to accretion in the stated value of Series A-2 Preferred, each share of Series A-2 Preferred is convertible into approximately 348 shares of Common Stock, which is determined by dividing (x) the sum of (i) the stated value of $100 per share plus (ii) the accretion thereon by (y) an effective conversion price of $0.30 per share. Each share of Series A-3 Preferred is convertible into approximately 286 shares of Common Stock, which is determined by dividing the stated value of $100 per share (without giving effect to any accretion that would accrue thereon) by a conversion price of $0.35 per share for the Series A-3 Preferred.

CUSIP No. 40963P105	Page 3 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,193,876+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,193,876+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,193,876+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (see Item 5)
14	TYPE OF REPORTING PERSON* PN
+See note on page 2.

CUSIP No. 40963P105	Page 4 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* PN
+See note on page 2.

CUSIP No. 40963P105	Page 5 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* OO
+See note on page 2.

CUSIP No. 40963P105	Pageof 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* OO
+See note on page 2.

CUSIP No. 40963P105	Page 7 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* PN
+See note on page 2.

CUSIP No. 40963P105	Page 8 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* OO
+See note on page 2.

CUSIP No. 40963P105	Page 9 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IN
+See note on page 2.

CUSIP No. 40963P105	Page 10 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,321,291+ (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,321,291+ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 264,321,291+ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IN
+See note on page 2.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on June 16, 2010 (the “Original Schedule 13D”) and amended on September 14, 2010 (“Amendment No. 1”), February 3, 2011 (“Amendment No. 2”), January 10, 2012 (“Amendment No. 3”) and April 10, 2012 (“Amendment No. 4”) and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the WP X Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the WP X Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control the WP X Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC, each a “Reporting Person” and collectively being referred to as the “Warburg Pincus Reporting Persons”).  This Amendment No. 5 relates to the Common Stock of Talon Therapeutics, Inc., a Delaware corporation (the “Company”).

All capitalized terms used herein which are not otherwise defined herein have the same meanings given to such terms in the Original Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The amount of funds used by the WP X Funds to purchase the shares of Series A-3 Preferred as described in this Amendment No. 5 was furnished from the working capital of such WP X Funds. The total amount of funds paid by the WP X Funds to purchase the securities of the Company purchased on July 3, 2012 as described in this Amendment No. 5 was $2,700,000.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On July 3, 2012, the Company, the WP X Funds and the Deerfield Purchasers entered into an amendment to the 2012 Investment Agreement (the “2012 Purchase Agreement Amendment”), a copy of which is attached hereto as Exhibit 12, to provide for a minimum tranche size of 30,000 shares of Series A-3 Preferred (rather than a minimum tranche size of 50,000 shares of Series A-3 Preferred) in connection with the exercise by the WP X Funds of their contractual right to acquire shares of the Company’s Series A-3 Preferred.

On July 3, 2012, pursuant to the terms of the 2012 Investment Agreement, (i) WP X purchased 26,163 shares of the Company’s Series A-3 Preferred for an aggregate purchase price of $2,616,300 and (ii) WPP X purchased 837 shares of Series A-3 Preferred for an aggregate purchase price of $83,700.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred after July 3, 2012. The percentages used herein are calculated based upon the 21,888,938 shares of Common Stock outstanding as of May 14, 2012 as reported in the Company’s Quarterly Report on Form 10-Q  for the quarterly period ended March 31, 2012 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2012. The number of shares of Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock issuable to the Warburg Pincus Reporting Persons upon conversion of the shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred owned by the Warburg Pincus Reporting Persons on July 3, 2012 and the number of shares of Common Stock issuable to the Warburg Pincus Reporting Persons upon conversion of the remaining 570,000 shares of Series A-3 Preferred which the WP X Funds have the right to acquire pursuant to the 2012 Investment Agreement (without giving effect to the right of the Deerfield Purchasers to purchase ten percent (10%) of such shares of Series A-3 Preferred, which exercise would reduce the number of shares acquirable by the WP X Fund).  On July 3, 2012, the Deerfield Purchasers exercised their right to purchase ten percent (10%) of the shares of Series A-3 Preferred acquired pursuant to the 2012 Investment Agreement and acquired 3,000 shares of Series A-3 Preferred in the aggregate, which reduced the number of shares acquirable by the WP X Funds pursuant to their contractual right by such amount.

(a) WP X is the direct beneficial owner of 359,797 shares of Series A-1 Preferred, 95,931 shares of Series A-2 Preferred and 578,493 shares of Series A-3 Preferred (comprised of 26,163 shares of Series A-3 Preferred presently outstanding and 552,330 shares of Series A-3 Preferred which WP X has the right to acquire). As of July 3, 2012, such shares are, in the aggregate, convertible into 256,127,415 shares of Common Stock (assuming such shares of Series A-3 Preferred which WP X has the right to acquire are issued), representing approximately 89.5% of the outstanding shares of Common Stock.

WPP X is the direct beneficial owner of 11,510 shares of Series A-1 Preferred, 3,069 shares of Series A-2 Preferred and 18,507 shares of Series A-3 Preferred (comprised of 837 shares of Series A-3 Preferred presently outstanding and 17,670 shares of Series A-3 Preferred which WPP X has the right to acquire). As of July 3, 2012, such shares are, in the aggregate, convertible into 8,193,876 shares of Common Stock (assuming such shares of Series A-3 Preferred which WPP X has the right to acquire are issued), representing approximately 2.9% of the outstanding shares of Common Stock.

Due to their respective relationships with the WP X Funds and each other, as of July 3, 2012, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own shares of Common Stock by virtue of their beneficial ownership of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred. Assuming the full conversion of the Series A-1 Preferred in accordance with the terms of the Series A-1 Certificate, the full conversion of the Series A-2 Preferred in accordance with the terms of the Series A-2 Certificate, and the full conversion of the Series A-3 Preferred in accordance with the terms of the Series A-3 Certificate, the Warburg Pincus Reporting Persons may be deemed to beneficially own 264,321,291 shares of Common Stock, representing approximately 92.4% of the outstanding class of Common Stock, based on a total of 286,210,229 shares of Common Stock, which is comprised of: (i) the 21,888,938 shares of Common Stock outstanding referenced above, (ii) the 59,297,428 shares of Common Stock issuable to WP X and WPP X upon the conversion of shares of Series A-1 Preferred described above, (iii) the 34,452,435 shares of Common Stock issuable to WP X and WPP X upon the conversion of  shares of Series A-2 Preferred described above and (iv) 170,571,428 shares of Common Stock issuable to WP X and WPP X upon the conversion of shares of Series A-3 Preferred (including the shares of Series A-3 Preferred which the WP X Funds have the right to acquire pursuant to the 2012 Investment Agreement (without giving effect to the right of the Deerfield Purchasers to purchase ten percent (10%) of such shares of Series A-3 Preferred, which exercise would reduce the number of shares acquirable by the WP X Fund)).

(b) Each of WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to (i) dispose or to direct the disposition and (ii) vote or direct the vote of the 264,321,291 shares of Common Stock the WP X Funds may be deemed to beneficially own (and convert into) as of July 3, 2012.

Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co−Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the WP X Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates, other than the WP X Funds, is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, as amended, or for any other purpose.

(c) Other than as set forth in this Amendment No. 5, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

(d) Not applicable.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.12
Amendment No. 1 to the Investment Agreement, dated July 3, 2012, by and among Talon Therapeutics, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited to the Investment Agreement, dated as of January 9, 2012, by and among Talon Therapeutics, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2012	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 3, 2012	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 3, 2012	WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 3, 2012	WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 3, 2012	WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 3, 2012	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 3, 2012	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: July 3, 2012	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: July 3, 2012	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

__________________
*
Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities & Exchange Commission (“SEC”) on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.